

May 31, 2011

James W. Griffith, Chief Executive Officer
The Timken Company
1835 Dueber Avenue, S.W.
Canton, Ohio 44706

      RE: **The Timken Company**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 22, 2011
              File No 1-01169

Dear Mr. Griffith:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 15. Exhibits and Financial Statement Schedules, page 90

1. We note that you do not appear to have publicly filed the schedules and exhibits to your amended and restated credit agreement listed as Exhibit 4.1. Please file your complete credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

14A filed March 23, 2011

Compensation Discussion and Analysis, page 17

Executive Compensation Program Design, page 18

2. We note your use of survey data to set guidelines for your salary, annual incentive, and long term incentive decisions. Please provide us a more detailed discussion and analysis of how you use this data and tell us whether you consider this practice to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. For a definition of the term "benchmarking" in this context,

please refer to Question 118.05 of our Compliance and Disclosure Interpretations for Regulation S-K, which are available on our website.

Long-Term Incentives, page 22

Performance Units, page 23

3. In future filings, when you report actual results for performance goals, please report the actual result (i.e., the number, percentage, or other measure used—for 2010 it was a percentage) instead of using a less precise descriptive phrase like "Above Maximum."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence Dietrich A. King, Staff Attorney at (202) 551-3338 if you have questions regarding comments or any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief